UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Vulcan International Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                  929136109000
                                 (CUSIP Number)


                                Mr. Ronald Gross
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 October 1, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                               Page 1 of 11 pages
                         Exhibit Index appears on page 7

                                  SCHEDULE 13D

CUSIP No. 929136109000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barington Companies Equity Partners, L.P.                      13-4088890
 ------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|

-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        30,000
SHARES            ____________________________________________________________
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH              ____________________________________________________________
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           30,000
WITH              ____________________________________________________________
                             10) SHARED DISPOSITIVE POWER
                                 none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|

-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.6%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 929136109000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ramius Securities, LLC                                         13-3604093
 ------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]

                                                            (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        30,200
SHARES            ____________________________________________________________
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH              ____________________________________________________________
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           30,200
WITH              ____________________________________________________________
                             10) SHARED DISPOSITIVE POWER
                                 none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,200
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 929136109000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      musicmaker.com Inc.                                            54-1811721
 ------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]

                                                            (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        4,000
SHARES            ____________________________________________________________
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH              ____________________________________________________________
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           4,000
WITH              ____________________________________________________________
                             10) SHARED DISPOSITIVE POWER
                                 none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,000
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|
--------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------

Item 1.           Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Vulcan International Corporation, a Delaware corporation ("Vulcan"). The principal executive offices of Vulcan International Corporation are located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801.

Item 2.           Identity and Background.

            (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P., Ramius Securities, LLC and musicmaker.com Inc. (collectively, the "Reporting Entities").

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

            musicmaker.com Inc. (Symbol: HITS) is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of musicmaker.com Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor,

New York, New York 10019. The officers and directors of musicmaker.com and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

            (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            All purchases of Common Stock by the Reporting Entities were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,177,296 by Barington Companies Equity Partners, L.P.; $1,183,112 by Ramius Securities, LLC; and $156,115 by musicmaker.com Inc.

Item 4.     Purpose of Transaction.
            ----------------------

            Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in Vulcan.

            Each of the Reporting Entities may acquire additional shares or other securities of Vulcan or sell or otherwise dispose of any or all of the shares or other securities of Vulcan beneficially owned by it. The Reporting Entities may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the date hereof, the Reporting Entities own an aggregate of 64,200 shares of Common Stock, representing approximately 5.7% of the outstanding shares of Common Stock based upon the 1,134,719 shares of Common Stock reported by Vulcan International Corporation to be issued and outstanding as of August 8, 2001 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

            As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 30,000 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

            As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 30,200 shares of Common Stock, representing approximately 2.7% of the outstanding shares of Common Stock.

            As of the date hereof, musicmaker.com Inc. beneficially owns an aggregate of 4,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

            (c) Except as set forth above or in the attached Schedule II, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Not applicable.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

1. Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Ramius Securities, LLC and musicmaker.com Inc. dated October 1, 2001.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      October 1, 2001

                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By /s/ James Mitarotonda
                                          --------------------------------
                                        Name:  James Mitarotonda
                                        Title: Manager



                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member


                                       By /s/ Peter A. Cohen
                                          ------------------------------------
                                       Name:  Peter A. Cohen
                                       Title: Manager



                                       MUSICMAKER.COM INC.


                                       By /s/ James Mitarotonda
                                          ------------------------------
                                       Name:  James Mitarotonda
                                       Title: Chief Executive Officer


                                   SCHEDULE I

                  Directors and Officers of musicmaker.com Inc.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------
James Mitarotonda,        Chief Executive             c/o Barington Capital Group, L.P.
President, Chief          Officer, Barington          888 Seventh Avenue, 17th Floor
Executive Officer and     Capital Group, L.P.         New York, New York  10019
Director

Jesse Choper,             Professor of Public         Univ. of California Law School
Director                  Law, University of          Boalt Hall
                          California at Berkeley      Berkeley, California 94720
                          School of Law

Seymour Holtzman,         Chairman and Chief          100 North Wilkes Barre Blvd.
Chairman                  Executive Officer,          Wilkes Barre, Pennsylvania
                          Jewelcor Management, Inc.   18702

Devarajan S. Puthukarai,  Former Chief Executive      musicmaker.com
Director                  Officer, musicmaker.com     c/o Barington Capital Group, L.P.
                                                      888 Seventh Avenue, 17th Floor
                                                      New York, New York 10019

William Scranton III,     Head of Scranton            201 Penn Avenue
Director                  Family Office               PNE Bank Building
                                                      Scranton, PA 18503

Irwin Steinberg,          Former Vice Chairman,       musicmaker.com
Director                  musicmaker.com              c/o Barington Capital Group, L.P.
                                                      888 Seventh Avenue, 17th Floor
                                                      New York, New York 10019

Joseph Wright, Jr.,       President & Chief           20 Westport Road
Director                  Executive Officer,          Wilton, Connecticut 06897
                          PanAmSat Corp.

Patrick Kedziora,         Chief Financial Officer,    c/o Barington Capital Group, L.P.
Chief Financial Officer   Barington Capital           888 Seventh Avenue, 17th Floor
                          Group, L.P.                 New York, New York 10019

                                   SCHEDULE II

Shares purchased by Barington Companies Equity Partners, L.P.

Date        Number of Shares              Price Per Share   Cost(1)
----        ----------------              ---------------   ----

8/27/01           100                           $39.50      $3,950.00
8/28/01           250                           $39.50      $9,875.00
8/30/01           200                           $39.70      $7,940.00
9/7/01          2,000                           $39.55     $79,100.00
9/17/01         1,000                           $39.40     $39,400.00
9/17/01         1,500                           $39.30     $58,950.00
9/19/01         4,000                           $39.15    $156,600.00

Shares purchased by Ramius Securities, LLC

Date        Number of Shares              Price Per Share   Cost(2)
----        ----------------              ---------------   ----

8/28/01           250                           $39.50      $9,875.00
9/6/01            500                           $39.60     $19,800.00
9/7/01          2,000                           $39.55     $79,100.00
9/17/01         1,000                           $39.40     $39,400.00
9/17/01         1,000                           $39.40     $39,400.00
9/19/01         6,000                           $39.10    $234,600.00

Shares purchased by musicmaker.com Inc.

Date        Number of Shares              Price Per Share   Cost3
----        ----------------              ---------------   ----

9/19/01         2,000                           $39.00     $78,000.00
9/20/01         2,000                           $39.00     $78,000.00


----------------------

1 Excludes commissions and other execution-related costs.

2 Excludes commissions and other execution-related costs.

3 Excludes commissions and other execution-related costs.

                                    EXHIBIT 1

                            Agreement of Joint Filing

            Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:      October 1, 2001

                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By /s/ James Mitarotonda
                                          --------------------------------
                                       Name:  James Mitarotonda
                                       Title: Manager



                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member


                                       By /s/ Peter A. Cohen
                                          ------------------------------------
                                       Name:  Peter A. Cohen
                                       Title: Manager



                                       MUSICMAKER.COM INC.


                                       By /s/ James Mitarotonda
                                          ------------------------------------
                                       Name:  James Mitarotonda
                                       Title: Chief Executive Officer